November 17, 2008

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Entergy Gulf States Louisiana, L.L.C.
Registration Statement on Form S-4
Filed September 22, 2008
File No. 333-153623

Dear Mr. Owings:

We are counsel for Entergy Gulf States Louisiana, L.L.C. ("EGSL"), and we are submitting this letter on behalf of EGSL. EGSL acknowledges receipt of your letter of October 20, 2008 commenting on the above-referenced filing.

This letter contains EGSL's responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff's comments is included in bold and is followed by EGSL's corresponding response.

Registration Statement on Form S-4

General

  We note that you are registering the exchange notes in reliance on the positions enunciated in Exxon Capital Holdings Corporation (available May 13, 1998), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

  Response:

  (i) EGSL confirms that it is registering the exchange offer in reliance on the positions set forth in the Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman & Sterling (available July 2, 1993) letters.

  (ii) EGSL confirms that it has not entered into any arrangement or understanding with any person to distribute its First Mortgage Bonds, 6.000% Series due May 1, 2018 (registered) (the "Exchange Bonds") to be received in the exchange offer and, to the best of its information and belief, each person who will participate in the exchange offer will be acquiring the Exchange Bonds in the ordinary course of its business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Bonds to be received in the exchange offer. In this regard, EGSL will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any securityholder using the exchange offer to participate in a distribution of the Exchange Bonds (a) may not rely on the staff position in the Exxon Capital Holdings Corporation no-action letter or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 (the "Securities Act") in connection with a resale transaction. EGSL acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing (except in the case of sales by a broker-dealer of Exchange Bonds received in exchange for the outstanding First Mortgage Bonds, 6.000% Series due May 1, 2018 (unregistered) (the "Outstanding Bonds") acquired for its own account as a result of market-making or other trading activities) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

  (iii) EGSL confirms that any broker-dealer who holds Outstanding Bonds acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Bonds in the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which will be the exchange offer prospectus) in connection with any such resale.

  (iv) EGSL confirms that each offeree, in executing or delivering the letter of transmittal, will represent to EGSL that it is acquiring the Exchange Bonds in the ordinary course of its business and that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Bonds. If the offeree is a broker-dealer holding Outstanding Bonds acquired for its own account as a result of market-making activities or other trading activities, it will acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act (which will be the exchange offer prospectus) in connection with any resale of the Exchange Bonds received in respect of such Outstanding Bonds pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  (v) EGSL understands that broker-dealers may participate in the exchange offer with respect to Outstanding Bonds acquired for their own accounts as a result of market-making activities or other trading activities, provided that (a) in connection with any resales of Exchange Bonds received in exchange for such Outstanding Bonds, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act (which will be the exchange offer prospectus) so long as it contains a plan of distribution with respect to such resale transaction (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Bonds held by the broker-dealer) and (b) the broker-dealer has not entered into any arrangements or understanding with EGSL or any affiliate of EGSL's to distribute the Exchange Bonds.

  The Exchange Offer

  Certain Conditions of the Exchange Offer
  Please delete the term "certain" from the heading of this section. You should describe all conditions to the offer.

  Response: EGSL has deleted in its Amendment No. 1 to the Registration Statement filed on the date hereof ("Amendment No. 1") the term "Certain" from the heading of the section "Certain Conditions of the Exchange Offer." All conditions to the exchange offer have been described in the section.

  You have indicated that the conditions you discuss are not deemed waived because you fail to exercise them. It is our position, however, that if an offer condition occurs, you must either waive that condition and proceed with the offer or terminate the offer. You may not implicitly waive an offer condition by failing to assert it. Please confirm your understanding.

  Response: EGSL confirms your understanding and, to avoid confusion, has deleted the sentence concerning failure to exercise the right to waive in Amendment No. 1.

  In the penultimate paragraph, you state that the conditions are for your sole benefit and you may assert them or waive them "at any time and from time to time." We believe that this disclosure may suggest that you may waive or assert conditions to the offer after the expiration of the offer. Please revise the disclosure in this sentence and the last sentence of this paragraph to make clear that all conditions to the offer, other than any involving governmental approval, must be satisfied or waived before the expiration of the offer.

  Response: In Amendment No. 1, EGSL has revised the first sentence in the penultimate paragraph under the renamed section "- Conditions of the Exchange Offer" as shown below and deleted the second sentence.

  The foregoing conditions are solely for our benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part; provided that all conditions to the exchange offer, other than involving governmental approvals, must be satisfied or waived before the expiration of the exchange offer.

  Description of the Exchange Bonds

  Book-Entry Securities
  Please remove the statement at the end of this subsection that you take no responsibility for the accuracy of the information in your prospectus concerning DTC and its book-entry system. It is not appropriate for the company to disclaim responsibility for any information in the prospectus under the federal securities laws.

  Response: EGSL has deleted in Amendment No. 1 the referenced sentence.

  Exhibit 5.01
  Please remove the assumption in that relates to the board's due authorization of issuance and deliverance of the Bonds. This assumption appears to assume a conclusion of law, which is a necessary requirement of the ultimate legality opinion. This comment also applies to Exhibit 5.02.

  Response: Both Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc. and Morgan, Lewis & Bockius LLP have deleted this assumption from their opinions, and EGSL has filed revised opinions with Amendment No. 1.

  Exhibits 5.02 and 8.01
  The opinion of counsel states that the "Registration Statement under the caption 'Material United States Federal Income Tax Consequences' constitutes an accurate description...of the indicated federal income tax consequences to holders of the Bonds of the exchange offer. .. ." It appears that counsel is addressing only the accuracy of the prospectus disclosure. Counsel must opine on the tax consequences; not the manner in which they are described in the prospectus. Please revise the tax opinion to state that the discussion in the prospectus under the heading indicated constitutes counsel's opinion. Please also revise the discussion entitled "Material United States Federal Income Tax Consequences" to state that it constitutes counsels' opinion and identify counsel.

  Response: EGSL has filed Amendment No. 1 in which it has revised the third paragraph under "Material United States Federal Income Tax Consequences" to read as follows:

  Morgan, Lewis & Bockius LLP is of the opinion that, subject to the qualifications and limitations set forth herein, the statements of law and legal conclusions contained in this discussion under the heading "Material United States Federal Income Tax Consequences" constitute an accurate description of the material U.S. federal income tax consequences of exchanging Outstanding Bonds for Exchange Bonds and purchasing, owning or disposing of Exchange Bonds. Morgan, Lewis & Bockius LLP has not undertaken any responsibility to, and has not, independently verified the accuracy of such factual information. The statements of law and legal conclusions contained herein are based upon such counsel's interpretation of the Code, existing and proposed U.S. Treasury Regulations and judicial decisions and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretations. We cannot assure you that the U.S. Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of exchanging Outstanding Bonds for Exchange Bonds or purchasing, owning or disposing of Exchange Bonds. While such statements and conclusions represent the legal judgment of Morgan, Lewis & Bockius LLP, such judgment is not binding in any manner upon the IRS or the courts.

  Morgan, Lewis & Bockius LLP has replaced numbered paragraph (2) of its opinion with the following:

  We have acted as tax counsel to the Company in connection with the exchange offer. Subject to the qualifications and assumptions stated in the Registration Statement and the limitations and qualifications set forth hereinafter the statements of law and legal conclusions contained in the discussion in the Registration Statement under the caption "Material United States Federal Income Tax Consequences" represent our opinion.

  This opinion expressed in the preceding paragraph is based on existing provisions of the U.S. Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions and rulings and other pronouncements of the Internal Revenue Services as in effect on the date hereof, all of which are subject to change, potentially with retroactive effect. No assurances can be given that a change in the law upon which our opinion is based or the interpretation thereof will not occur or that such change will not affect the opinion expressed herein. Our opinion is not binding upon the Internal Revenue Service or any court.

  and EGSL has filed Morgan, Lewis & Bockius LLP's revised opinion with Amendment No. 1.

  Form 10-K for the fiscal year ended December 31, 2007
  We note that you have responded to our comments dated September 29, 2008 on the above filing as of October 13, 2008. We are in the process of reviewing your response. To the extent we have further comments, please be advised that our comments must be resolved before the desired effective date of this registration statement.

Response: EGSL understands that the Staff's comments dated September 29, 2008 relating to File No. 001-11299 must be resolved before this EGSL registration statement will be declared effective.

* * * * *

EGSL acknowledges that:

    EGSL is responsible for the adequacy and accuracy of the disclosure in its filings;
    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    EGSL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (212) 309-6281.

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP,
counsel for Entergy Gulf States Louisiana, L.L.C.

By:/s/ John T. Hood
John T. Hood

cc: Ronald E. Alper, SEC Staff Attorney
     Mara Ransom, SEC Legal Branch Chief
     Paul A. Castanon, Entergy Services, Inc.